Exhibit 99.2

Borr Drilling Limited Announces Third Quarter and Nine Months 2023 Results

Hamilton, Bermuda, November 16, 2023: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and nine months ended September 30, 2023.

Highlights Third Quarter of 2023

•	Total operating revenues of $191.5 million, an increase of $4.0 million or 2% compared to the second quarter of 2023.
•	Net income of $0.3 million, a decrease of $0.5 million compared to the second quarter of 2023.
•	Adjusted EBITDA[1] of $88.2 million, an increase of $4.2 million or 5% compared to the second quarter of 2023.
•	Total contract revenue backlog as at September 30, 2023 of $1.86 billion.

Subsequent events

•	Issued $1,540 million of aggregate principal amount of senior secured notes, raising total gross proceeds of $1,501.5 million and replacing all of the Company's existing secured debt
•	Entered into the Super Senior Revolving Credit Facility Agreement of aggregate principal amount of $180 million, including $30 million relating to a guarantee facility
•	Conducted a private placement of new shares in Norway for gross proceeds of $50.0 million, by issuing 7,522,838 shares at a price of NOK 74 per share
•	2023 year to date, we have been awarded twelve new contracts and ten extensions to existing contracts, representing 4,510 days and $728 million of potential revenue
•
The Board intends to implement a regular quarterly dividend with an initial dividend of $0.05 per share subject to required approvals in a Special General Meeting (“SGM”) to be held 22 December 2023 described below.

CEO, Patrick Schorn commented:

"The strong operational performance of the Company continued in the third quarter, with technical utilization for the quarter  above 99% and our Adjusted  EBITDA increasing by 5% over the second quarter. Our backlog quality continues to improve. Year to date, we have secured twelve new commitments, adding $728 million to our revenue backlog at an implied average dayrate of $161,500. The average forward coverage stands at 1.7 years for our delivered fleet, which provides both strong near-term revenue visibility and valuable long term operating leverage amidst the current rising dayrate environment.

We continue to experience positive developments in utilization in the global jackup market. Particularly for modern rigs, marketed utilization stands at approximately 94% and the number of competitive available rigs is approaching single digits. Dayrates have continued to appreciate, as demonstrated by our latest previously announced leading edge fixtures for "Prospector 5", "Natt" and "Idun". We are also pleased to announce a 15-month extension for "Skald" at a daily rate of $165,000. These fixtures confirm our views of a sustained strong rate environment for modern rigs. We see positive signs of incremental demand across most operating regions, supporting our expectation of an under supplied market in 2024.

"Ran" and "Hild" have recently commenced their new contracts bringing the operating fleet to 21 rigs. We expect "Gerd" to commence its new contract in early December 2023, at which point all of our 22 delivered rigs will be operating. The combination of higher activity and day rates creates a pathway to improved earnings and dividend payments.

I am also very pleased with the conclusion of our refinancing with the issuance of $1.54 billion of secured notes with maturities in 2028 and 2030. This completes the refinancing of all our secured debt, and provides the company with a solid  long-term  foundation,  enabling  us  to  focus  on  our  goal  of  operational  outperformance  and  returns  to stakeholders.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non- current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.

Following our recent contract awards, our fleet’s contract coverage for 2024 stands at 84%, including firm contracts and priced options, with an average equivalent dayrate of approximately $132,000, including mobilization related revenues. Considering this firm contract coverage and projected dayrates for the uncontracted days, we maintain our estimated range of Adjusted EBITDA2 for full year 2024 to be between $500 to $550 million."

Management Discussion and Analysis

The discussion below compares the unaudited results for the third quarter of 2023 to the unaudited results of the second quarter of 2023.

In $ million	Q3 2023	Q2 2023	Change ($)	Change (%)
Total operating revenues	191.5	187.5	4.0	2%
Rig operating and maintenance expenses	(85.8)	(89.5)	3.7	(4)%
Total operating expenses	(127.8)	(127.8)	—	—%
Operating income	63.8	59.9	3.9	7%
Total financial expenses, net	(50.0)	(49.6)	(0.4)	1%
Income tax expense	(14.6)	(13.4)	(1.2)	9%
Net profit	0.3	0.8	(0.5)	(63)%
Adjusted EBITDA	88.2	84.0	4.2	5%

Cash and cash equivalents	94.4	83.8	10.6	13%
Total equity	918.1	906.2	11.9	1%

Three months ended September 30, 2023 compared to three months ended June 30, 2023

Total operating revenues for the third quarter of 2023 were $191.5 million, an increase of $4.0 million compared to the second quarter of 2023. Total operating revenues for the third quarter of 2023 consisted of $160.4 million in dayrate revenues and $31.1 million in related party revenues. Dayrate revenues increased by $5.3 million quarter on quarter primarily due to an increase in average day rates for the jack-up rigs "Ran", "Gunnlod", and "Mist", offset by a decrease in operating days for the jack-up rig "Gerd" as the rig finished its prior contract and is mobilizing for its upcoming contract commencing in the fourth quarter of 2023. Related party revenues from the Company's Joint Ventures ("JVs") in Mexico decreased by $1.3 million quarter on quarter primarily due to a decrease in economic utilization for the jack-up rig "Grid" in the third quarter of 2023 compared to the prior quarter.

Rig operating and maintenance expenses were $85.8 million for the third quarter of 2023, a decrease of $3.7 million compared to the second quarter of 2023. The decrease is primarily a result of a decrease in the amortization of deferred costs for "Ran" as the firm period of its previous contract ended in May 2023.

Total financial expenses, net, were $50.0 million for the third quarter of 2023, an increase of $0.4 million compared to the second quarter of 2023. The overall increase relates to of a $1.6 million decrease in interest income and a $0.7 million increase in interest expense, offset by a $1.9 million decrease in other financial items, net.

Income tax expense for the third quarter of 2023 was $14.6 million, an increase of $1.2 million compared to the second quarter of 2023.

Adjusted EBITDA for the third quarter of 2023 was $88.2 million, an increase of $4.2 million or 5% compared to the second quarter of 2023.

2 The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on guidance basis, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law.

Liquidity and Cash Flows in the third quarter of 2023

The Company's cash and cash equivalents as of September 30, 2023 were $94.4 million, compared to $83.8 million as of June 30, 2023.

Net cash provided by operating activities was $34.5 million, which includes $21.6 million of cash interest paid and $10.4 million of income taxes paid.

Net cash used in investing activities was $23.8 million, primarily consisting of $23.4 million used on jack-up additions, being mainly activation costs for "Hild" and "Arabia III", and $0.4 million used for the purchase of property, plant and equipment.

Net cash used in financing activities was $0.0 million as a result of principal repayments of debt of $10.3 million, offset by $9.6 million in net proceeds from the sale of shares under our ATM program and $0.7 million in proceeds from the exercise of share options.

Financing and corporate development

As of September 30, 2023, we had principal debt outstanding of $1,597.6 million, consisting of $1,347.6 million secured debt, and $250 million of unsecured Convertible Bonds.

Secured Debt Refinancing

On November 7, 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued $1,540 million in aggregate principal amount of senior secured notes, raising total gross proceeds of $1,501.5 million.

The senior secured notes consist of $1,025.0 million principal amount of senior secured notes due 2028 issued at a price of 97.75% of par, raising proceeds of $1,001.9 million, bearing a coupon of 10.0 % per annum (the "2028 Notes") and $515.0 million principal amount of senior secured notes due 2030 issued at a price of 97.0%, raising proceeds of $499.6 million, bearing a coupon of 10.375% per annum (the "2030 Notes" and, together with the 2028 Notes, the "Notes"). The 2028 Notes mature on November 15, 2028 and the 2030 Notes mature on November 15, 2030, and semi-annual amortisation and interest on the Notes are payable on May 15 and November 15 of each year, beginning on May 15, 2024.

The net proceeds from the issuance of the Notes, together with the proceeds of the private placement of shares in Norway, were used to repay all of the Company’s outstanding secured borrowings, being the Company’s DNB Facility, Hayfin Facility, the PPL Delivery Financing and the Keppel Delivery Financing, the Company’s $150 million principal amount of Senior Secured Bonds, and to pay related premiums, fees, accrued interest and expenses in connection with the foregoing.

In addition, on November 7, 2023, the Company and Borr IHC Limited entered into the Super Senior Revolving Credit Facility Agreement for an aggregate principal amount of $180 million, including a $30 million guarantee facility.

Borrowings under this facility agreement will be available to be used for general corporate and/or working capital purposes, provided that amounts borrowed may not be used to fund any dividend or other distribution. The Super Senior Revolving Credit Facility is secured on a super-senior basis by the same security as secures the Notes.

Equity

During July 2023, we sold 1,293,955 shares under our ATM program, raising gross proceeds of $9.7 million. In addition, on August 16, 2023, the Company issued 1,000,000 new shares to be held in treasury and used solely for issuances  in  connection with  the  exercise  of  vested  share options under the Company's existing share option program, of which 380,302 shares were issued in the third quarter. Further, on October 24, 2023, the Company conducted a private placement of new shares in Norway with gross proceeds of $50.0 million, by issuing 7,522,838 shares at a price of NOK 74 per share.

The Company's issued share capital following these issuances is $26,408,039.10 divided into 264,080,391 shares with a par value of $0.10 per share. This includes 25 million shares which the Company has made available pursuant to a share lending agreement for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convert to be Bonds issued in February 2023. The loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or decrease in the demand for hedging shares for other reasons, or expiry of the SLA. The number of shares outstanding excluding the loan shares is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

Dividend information:

The Board intends to implement a regular quarterly dividend with an initial dividend of $0.05 per share subject to required approvals in a Special General Meeting (“SGM”) to be held 22 December 2023.

Under Bermuda law, a company cannot pay dividends from a share premium account (referred to as additional paid in capital in the financial statements of the Company). The purpose of the SGM is to approve to approve a reduction of the Company’s Share Premium account and to credit the same amount resulting from this reduction to the Company’s Contributed Surplus account, thereby giving the Company the ability to declare and distribute dividends to its Shareholders.

The record date and payment date of the dividend are expected to be announced shortly after the completion of the SGM.

Any dividends will be at the sole discretion of the Board and will depend upon earnings, market prospects, current capital expenditure programs, investment opportunities, available liquidity and distributable reserves, covenants in our debt instruments and other relevant factors. The timing and amount of dividends, if any, is at the discretion of the Board and the Company cannot guarantee that its Board will declare dividends in the future or as to the amount or timing of any dividends.

Mexican Joint Ventures Operational Results

In the third quarter of 2023 our joint ventures on a 100% basis recognized net income of $2.1 million and Adjusted EBITDA of $0.3 million.

Borr Drilling received a total of $20.9 million in cash payments from its Mexico JVs in the third quarter of 2023, related to the payment of balances due from related parties.

As of September 30, 2023, Borr Drilling had $90.3 million of receivables from its Mexico JVs, recorded as "Due from related parties" in our Unaudited Consolidated Balance Sheets.

Fleet, Operations and Contracts

The Company's current delivered fleet consists of 22 modern jack-up rigs all built after 2010, with two additional rigs "Vale" and "Var" under construction at Seatrium (formerly Keppel).

Since the second quarter 2023 report, the Company secured new contracts, extensions and LOAs/LOIs for its rigs “Idun”, “Prospector 1”, “Norve”, “Natt”, “Prospector 5”, “Gunnlod”, "Thor", "Gerd" and "Skald". All of the Company's 22 delivered rigs are contracted or committed: one in the North Sea, five in the Middle East, three in West Africa, six in Southeast Asia and seven in Mexico.

The Company's total contract revenue backlog at September 30, 2023 was $1.86 billion, and is $1.87 billion as of the date of this report (including contracts through our Mexico JVs on a 100% basis and mobilization revenues but excluding unexercised options).

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 99.1% in the third quarter of 2023, and the economic utilization was 97.9%. For the nine months ended September 30, 2023, technical utilization was 98.5% and economic utilization was 97.9%

Market

According to Petrodata by S&P Global, global jack-up rig utilization stood at 92.8% in September 2023, an increase of 1.8 percentage points since September 2022. The global jack-up rig utilization stands at 93% as of November 2023.

The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by two percentage points during the last twelve months to 93.6% at the end of September 2023. Based on the expected near term awards and future demand visibility, we forecast that market availability of modern jack-ups will continue to tighten across most regions and utilization is anticipated to exceed 96% in the coming quarters.

Currently, there are 300 modern jack-ups contracted, representing an increase of approximately 63 units as compared to the lows in late 2020.

As of the date of this report, 17 newbuild rigs remain under construction, of which one is already contracted, leaving a total of 16 available at the yards (including "Vale" and "Var", which we have agreed to acquire). We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and increasing supply chain issues.

Risks and uncertainties 3

Borr is exposed to a number of risks related to the Company’s operations and the industry in which the Company operates and the Company’s financial position.

In the third quarter of 2023, energy commodity prices increased compared to the second quarter of 2023. Brent oil prices in the third quarter of 2023 averaged approximately $86 per barrel compared to approximately $78 per barrel in the second quarter of 2023. These relatively low prices coupled with the global turbulent macroeconomic environment have not affected global demand for offshore drilling services, including jack-up rigs, which remains strong and exhibits the continuation of the upcycle in our industry. Despite the positive industry trends we have experienced, uncertainty still persists in the market. Oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. Potential volatility and further upside in oil prices remain, as significant draws in both U.S. and OECD inventories have driven global inventories of petroleum and other liquids stocks to their lowest levels in two decades, according to industry reports. In addition, an expansion of conflict in the Middle East may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.

We remain cautious as headwinds to a recovery continue to loom. Our business is experiencing supply chain constraints and inflationary pressure, despite continued policy tightening by major central banks, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to (re)activate or operate rigs. Demand for jack-up rigs may not continue to increase or even remain at current levels, and may decline. Any decline in demand for services of jack-up rigs could have a material adverse effect on the Company. We have improved our liquidity through (i) our $1,540 million aggregate principal amount of senior secured notes, consisting of $1,025 million principal amount of senior secured notes due 2028, bearing a coupon of 10% per annum and $515 million principal amount of senior secured notes due 2030, bearing a coupon of 10.375% per annum and (ii) our private placement of new shares in Norway of NOK equivalent to gross proceeds of $50 million.

A significant part of the proceeds obtained from notes issuance and private placement have been applied to repay our previously outstanding secured borrowings, being the Company’s $175 million DNB Facility, $195 million Hayfin Facility, shipyard delivery financing arrangements with OPPL and PPL, the Company’s $150 million Norwegian law senior secured notes, and related premiums, fees, accrued interest and expenses, in connection with the foregoing. Our secured notes mature in 2028 and 2030 and our Convertible Bonds fall due in 2028. We have two newbuild rigs on order and the delivery financing of $260 million in the aggregate for those rigs will fall due 4 years from delivery, with the shipyard lender having the right to require payment in full after three years.

In addition, in November 2023 the Company entered into a $180 million super senior revolving credit facility, including a $30 million guarantee facility, which may be used for general corporate and/or working capital purposes.

3 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

The extension of our maturities has significantly improved our maturity profile, but we remain subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks  relating  to  the  interest  and  other  payments  due  on  the  notes,  including  amortization  and  cash  sweep requirements and other risks relating to our significant levels of indebtedness.

Forward looking statements

This announcement and related discussions includes forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, demand across operating regions for modern rigs, expected Adjusted EBITDA, contract backlog, contract extensions, options, LOIs and LOAs and potential revenue, operating leverage, focus on return to shareholders, expected trends in contracting activity, including rates that may be achieved, and expected impact of contracting activity including extensions, trends in dayrates and expected dayrates and related environment, market conditions, expected mobilization and commencement of contracts of our rigs and expected timing thereof, statements about our intention to implement a regular quarterly dividend and the amount of the initial dividend and our plan to hold an SGM to approve a capital reduction to enable the Company to distribute dividends, statements about expected delivery of the newbuilding rigs “Vale” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements about our debt obligations and maturities, statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected operation dates in terms of activation, mobilization and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to our liquidity and cash flows from operations, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due in 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vale” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our intention to implement a regular quarterly dividend including the risk that we do not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, and risks relating to the amount and timing of any dividends we declare, risks described under "Going Concern" in our unaudited financial statements for the nine months ended September 30, 2023 and other risks described in our working capital statement included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required, risk relating to our newbuild purchase and financing agreements, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

November 16, 2023

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:

Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company's Net Income to Adjusted EBITDA.

(in US$ millions)	Q3 2023	Q2 2023
Net income	0.3	0.8
Depreciation of non-current assets	30.4	28.0
Income from equity method investments	(1.1)	(3.9)
Total financial expense, net	50.0	49.6
Income tax expense	14.6	13.4
Amortization of deferred mobilization and contract preparation costs	8.0	11.2
Amortization of deferred mobilization and demobilization revenue	(14.0)	(15.1)
Adjusted EBITDA	88.2	84.0

Set forth below is a reconciliation of our Joint Ventures Net Income to Adjusted EBITDA.

(in US$ millions)	Q3 2023	Q2 2023
Net income	2.1	7.6
Depreciation of non-current assets	0.5	0.4
Financial expense/(income)	2.1	(4.8)
Income tax (income)/expense	(4.4)	0.0
Amortization of deferred costs	2.6	2.5
Amortization of deferred revenue	(2.6)	(2.6)
Adjusted EBITDA	0.3	3.1

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Operating revenues
Dayrate revenue	160.4	90.5	457.2	241.5
Related party revenue	31.1	17.4	93.8	53.7
Total operating revenues	191.5	107.9	551.0	295.2

Gain / (loss) on disposals	0.1	(0.1)	0.4	0.6

Operating expenses
Rig operating and maintenance expenses	(85.8)	(60.4)	(260.8)	(181.5)
Depreciation of non-current assets	(30.4)	(29.2)	(86.6)	(88.2)
Impairment of non-current assets	—	(7.3)	—	(131.7)
General and administrative expenses	(11.6)	(7.0)	(34.3)	(25.8)
Total operating expenses	(127.8)	(103.9)	(381.7)	(427.2)

Operating income / (loss)	63.8	3.9	169.7	(131.4)

Other non-operating income	—	—	—	2.0
Income / (loss) from equity method investments	1.1	(0.2)	7.4	(0.2)

Financial income (expenses), net
Interest income	0.1	0.8	4.2	4.7
Interest expense	(39.1)	(34.8)	(114.3)	(92.5)
Other financial expenses, net	(11.0)	(20.1)	(30.0)	(38.5)
Total financial expenses, net	(50.0)	(54.1)	(140.1)	(126.3)

Income / (loss) before income taxes	14.9	(50.4)	37.0	(255.9)
Income tax expense	(14.6)	(4.5)	(43.3)	(15.6)
Net income / (loss) attributable to shareholders of Borr Drilling Limited	0.3	(54.9)	(6.3)	(271.5)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited	0.3	(54.9)	(6.3)	(271.5)

Basic loss per shares	0.00	(0.30)	(0.03)	(1.68)
Diluted loss per share	0.00	(0.30)	(0.03)	(1.68)
Weighted-average shares outstanding - basic	245,754,679	185,622,430	241,811,304	161,376,006
Weighted-average shares outstanding - diluted	250,171,209	185,622,430	241,811,304	161,376,006

 Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	September 30, 2023	December 31, 2022
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	94.4	108.0
Restricted cash	0.1	2.5
Trade receivables, net	58.6	43.0
Prepaid expenses	14.3	9.6
Deferred mobilization and contract preparation costs	36.9	38.4
Accrued revenue	54.2	57.4
Due from related parties	90.3	65.6
Other current assets	28.4	25.4
Total current assets	377.2	349.9

Non-current assets
Non-current restricted cash	—	8.0
Property, plant and equipment	3.6	3.9
Newbuildings	3.5	3.5
Jack-up drilling rigs, net	2,590.1	2,589.1
Equity method investments	18.2	20.6
Other non-current assets	51.7	26.7
Total non-current assets	2,667.1	2,651.8
Total assets	3,044.3	3,001.7

LIABILITIES AND EQUITY
Current liabilities
Trade payables	77.3	47.7
Accrued expenses	71.6	80.8
Short-term accrued interest and other items	92.1	77.7
Short-term debt	116.3	445.9
Short-term deferred mobilization, demobilization and other revenue	54.8	57.3
Other current liabilities	43.7	36.2
Total current liabilities	455.8	745.6

Non-current liabilities
Long-term accrued interest and other items	15.8	29.7
Long-term debt	1,515.7	1,191.1
Long -term deferred mobilization, demobilization and other revenue	68.2	68.7
Other non-current liabilities	16.2	14.3
Onerous contracts	54.5	54.5
Total non-current liabilities	1,670.4	1,358.3
Total liabilities	2,126.2	2,103.9
Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2022:255,000,000) shares, issued 256,557,553 (2022: 229,263,598) shares and outstanding 245,913,471 (2022: 228,948,087) shares	25.7	23.0
Treasury shares	(10.9)	(9.8)
Additional paid in capital	2,290.6	2,265.6
Accumulated deficit	(1,387.3)	(1,381.0)
Total equity	918.1	897.8
Total liabilities and equity	3,044.3	3,001.7

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash flows from operating activities
Net income / (loss)	0.3	(54.9)	(6.3)	(271.5)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation	1.3	0.5	3.9	1.0
Depreciation of non-current assets	30.4	29.2	86.6	88.2
Impairment of non-current assets	—	7.3	—	131.7
Amortization of deferred mobilization and contract preparation costs	8.0	6.3	32.8	23.1
Amortization of deferred mobilization, demobilization and other revenue	(14.0)	(2.8)	(44.5)	(9.3)
(Gain) / loss on disposal of assets	(0.1)	0.1	(0.4)	(0.6)
Amortization of deferred finance charges	2.6	1.6	7.6	4.8
Bank commitment, guarantee and other fees	—	7.5	0.3	7.5
Effective interest rate adjustments	0.5	(0.3)	(2.7)	5.6
(Income) / loss from equity method investments	(1.1)	0.2	(7.4)	0.2
Deferred income tax	(1.2)	(1.0)	(0.4)	—
Change in assets and liabilities:
Amounts due to/from related parties	(8.5)	(9.8)	(24.7)	(28.3)
Accrued expenses	(16.4)	(4.3)	(18.0)	81.3
Accrued interest	7.0	33.1	(0.5)	(14.1)
Other current and non-current assets	(43.9)	(26.1)	(75.7)	(95.0)
Other current and non-current liabilities	69.6	21.6	78.1	60.4
Net cash provided by / (used in) operating activities	34.5	8.2	28.7	(15.0)

Cash flows from investing activities
Purchase of property, plant and equipment	(0.4)	(0.6)	(1.3)	(1.0)
Proceeds from sale of fixed assets	—	—	—	0.7
Repayment of loan from equity method investments	—	—	9.8	—
Additions to jack-up drilling rigs	(23.4)	(19.8)	(77.2)	(42.8)
Net cash used in investing activities	(23.8)	(20.4)	(68.7)	(43.1)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost	9.6	260.4	9.6	298.1
Repayment of debt	(10.3)	—	(410.6)	—
Debt proceeds, net of issuance costs	—	—	416.3	—
Proceeds from exercise of share options	0.7	—	0.7	—
Net cash provided by financing activities	—	260.4	16.0	298.1

Net increase / (decrease) in cash, cash equivalents and restricted cash	10.7	248.2	(24.0)	240.0
Cash, cash equivalents and restricted cash at the beginning of the period	83.8	37.8	118.5	46.0
Cash, cash equivalents and restricted cash at the end of the period	94.5	286.0	94.5	286.0

Supplementary disclosure of cash flow information
Interest paid	(21.6)	(9.9)	(118.2)	(32.0)
Income taxes paid	(10.4)	(3.9)	(28.3)	(10.5)
Issuance of long term debt as non-cash settlement of back-stop fee	—	7.5	—	7.5

(In $ millions)	September 30, 2023	December 31, 2022
Cash and cash equivalents	94.4	108.0
Restricted cash	0.1	2.5
Non-current restricted cash	—	8.0
Total cash and cash equivalents and restricted cash	94.5	118.5

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issuance costs	—	—	—	(1.1)	—	(1.1)
Share-based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0
Issue of common shares	843,010	0.1	—	3.6	—	3.7
Equity issuance costs	—	—	—	(0.1)	—	(0.1)
Share-based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(165.3)	(165.3)
Balance as at June 30, 2022	152,495,175	15.4	(13.7)	2,014.6	(1,304.8)	711.5
Issue of common shares	76,363,071	7.6	—	267.3	—	274.9
Equity issuance costs	—	—	—	(14.5)	—	(14.5)
Share-based compensation	—	—	—	0.5	—	0.5
Total comprehensive loss	—	—	—	—	(54.9)	(54.9)
Balance as at September 30, 2022	228,858,246	23.0	(13.7)	2,267.9	(1,359.7)	917.5

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9	—	10.9
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive loss	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	(1,388.4)	904.1
Issue of common shares	1,154,645	—	0.1	(0.1)	—	—
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive income	—	—	—	—	0.8	0.8
Balance as at June 30, 2023	245,102,732	25.5	(10.7)	2,279.0	(1,387.6)	906.2
Issue of common shares	430,437	0.2	(0.2)	9.6	—	9.6
Share based compensation	380,302	—	—	2.0	—	2.0
Total comprehensive income	—	—	—	—	0.3	0.3
Balance as at September 30, 2023	245,913,471	25.7	(10.9)	2,290.6	(1,387.3)	918.1